UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                       (Amendment No.   )*


             First Trust Value Line (R) Dividend Fund
-----------------------------------------------------------------
                             -------
                        (Name of Issuer)

            Common Stock, par value $0.01 per share
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                             -------
                 (Title of Class of Securities)

                            33735A100
-----------------------------------------------------------------
                             -------
                         (CUSIP Number)


                        Arthur D. Lipson
                    Western Investment L L C
             2855 East Cottonwood Parkway, Ste. 110
                    Salt Lake City, UT 84121
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                             -------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        November 30, 2005
-----------------------------------------------------------------
                             -------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), (f) or (g), check the following box [  ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                   (Continued on following pages)








CUSIP No.  - 33735A100

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT L L C

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
           OR 2(e)  [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         INCORPORATED IN DELAWARE


NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   1,271,175 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                1,271,175 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,271,175 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.9%

14      TYPE OF REPORTING PERSON*
        OO








1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA


NUMBER OF           7     SOLE VOTING POWER
SHARES                    1,272,175
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 1,272,175
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,272,175

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.9%

14     TYPE OF REPORTING PERSON*
        IN











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE


NUMBER OF           7     SOLE VOTING POWER
SHARES                     857,010
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  857,010
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 857,010

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.6%

14      TYPE OF REPORTING PERSON*
         PN










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     138,100
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  138,100
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 138,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.4%

14     TYPE OF REPORTING PERSON*
        OO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT ACTIVISM PARTNERS L L C

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     276,065
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  276,065
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 276,065

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.9%

14     TYPE OF REPORTING PERSON*
        OO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     660,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  660,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 660,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.0%

14     TYPE OF REPORTING PERSON*
        OO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                       200,300
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                    200,300
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)   200,300

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.6%

14     TYPE OF REPORTING PERSON*
        OO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS MANAGEMENT, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     660,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  660,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 660,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.0%

14     TYPE OF REPORTING PERSON*
        OO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ROBERT FERGUSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    860,800
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 860,800
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 860,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.7%

14     TYPE OF REPORTING PERSON*
        IN











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       PARADIGM PARTNERS, N.W., INC.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       WASHINGTON

NUMBER OF           7     SOLE VOTING POWER
SHARES                    200,300
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 200,300
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 200,300

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.6%

14     TYPE OF REPORTING PERSON*
        CO











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       SCOTT FRANZBLAU

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    660,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 660,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 660,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.0%

14     TYPE OF REPORTING PERSON*
        IN











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       MICHAEL DUNMIRE

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    860,800
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 860,800
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 860,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.7%

14     TYPE OF REPORTING PERSON*
        IN











ITEM 1.   SECURITY AND ISSUER

This statement relates to shares of the Common Stock, par value $0.01 (the "Shares"), of First Trust Value Line (R) Dividend Fund (the "Issuer"). The address of the principal executive offices of the Issuer is c/o First Trust Portfolios LP, 1001 Warrenville Road, # 300, Lisle, IL 60532.


ITEM 2.   IDENTITY AND BACKGROUND

(a) This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western
Investment Hedged Partners LP, a Delaware limited partnership ("WIHP"), Western Investment Total Return Master Fund LTD, a corporation organized and existing under the laws of the Cayman Islands ("WITR"), Western Investment Activism Partners LLC, a Delaware limited liability company ("WIAP"), Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company ("BPIP"), Benchmark Plus Partners, L.L.C, a Delaware limited liability company ("BPP"), Benchmark Plus Management, L.L.C., a Delaware limited liability company ("BPM"), Paradigm Partners, N.W., Inc., a Washington corporation ("PPNW"), Scott Franzblau, Robert Ferguson and Michael
Dunmire. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." WILLC provides recommendations from time to time to BPIP and BPP with respect to purchases and sales of Shares of the Issuer, pursuant to an oral agreement between WILLC and BPIP, and between WILLC and BPP. Accordingly, the Reporting Persons may be deemed a group for
Section 13(d) purposes. Each of WILLC, Mr. Lipson, WIHP, WITR, and WIAP disclaim beneficial ownership of the Shares held by BPIP, BPP, BPM, PPNW, Mr. Franzblau, Mr. Ferguson and Mr. Dunmire and the existence of a group for
Section 13(d) purposes. Each of BPIP, BPM and Mr. Franzblau disclaim beneficial ownership of the Shares held by the other Reporting Persons and the existence of a group for Section 13(d) purposes. Each of BPP and PPNW disclaim beneficial ownership of the Shares held by the other Reporting Persons and the existence of a group for Section 13(d) purposes. Each of Mr. Ferguson and Mr. Dunmire disclaim beneficial ownership of the Shares held by the other Reporting Persons, with the exception of BPIP, BPM, BPP and PPNW. Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

WILLC has sole voting and investment power over WIHP's, WITR's, and WIAP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions. BPM is the managing member of BPIP and Messrs. Franzblau, Ferguson and Dunmire in their role as managing members of BPM, have sole voting and investment control over BPIP's security holdings. PPNW is the managing member of BPP and Messrs. Ferguson and Dunmire, in their role as officers of BPP, have sole voting and investment control over BPP's security holdings. Neither WILLC, Mr. Lipson, WIHP, WITR, nor WIAP has voting or dispositive control over the Shares held by BPIP, BPP, BPM, PPNW, Mr. Franzblau, Mr. Ferguson or Mr. Dunmire. Neither BPIP, BPM, nor Mr. Franzblau, has voting or dispositive control over the Shares held by the other Reporting Persons. Neither BPP nor PPNW has voting or dispositive control over the Shares held by the other Reporting Persons. Neither Mr. Ferguson nor Mr. Dunmire has voting or dispositive control over the Shares held by WILLC, WIHP, WITR, WIAP or Mr. Lipson.


(b) The principal business address of WILLC, Mr. Lipson, WIHP, WITR, and WIAP is 2855 East Cottonwood Parkway, Suite 110; Salt Lake City, UT 84121.

The principal business address of BPIP, BPM and Mr. Franzblau is 820 A Street, Suite 700, Tacoma, WA 98402.

The principal business address of BPP, PPNW, Mr. Dunmire, and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, WA 98402.

(c) The principal business of WILLC is acting as the general partner and managing member of WIHP, WITR, and WIAP. The principal occupation of Arthur D. Lipson is acting as managing member of WILLC. The principal business of WIHP, WITR, and WIAP is the business of acquiring, holding and disposing of investments in various companies.

The principal business of BPIP is the business of acquiring, holding and disposing of investments in various companies. The principal business of BPM is acting as the managing member of BPIP.

The principal business of BPP is the business of acquiring, holding and disposing of investments in various companies. The principal business of PPNW is acting as the managing member of BPP.

The principal occupation of Scott Franzblau is acting as a managing member of BPM. The principal occupation of Robert Ferguson and Michael Dunmire is acting as managing members of BPM and officers of PPNW.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Lipson, Franzblau, Ferguson and Dunmire are citizens of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price of the 1,271,175 Shares beneficially owned by WILLC is approximately $19,023,952. The
Shares beneficially owned by WILLC were acquired with the working capital of each of WIHP, WITR, and WIAP. The aggregate purchase price of the 660,500 Shares beneficially owned by BPM is approximately $9,880,012. The Shares beneficially owned by BPM were acquired with the working capital of BPIP. The aggregate purchase price of the 200,300 Shares beneficially owned by PPNW is approximately $3,002,668. The Shares beneficially owned by PPNW were acquired with the working capital of BPP. The aggregate purchase price of the 1,000 additional Shares owned by Mr. Lipson is approximately
$15,420. The Shares owned by Mr. Lipson were acquired with personal funds.


ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting
Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons are concerned by the discount to net asset value at which the Shares of the Issuer have been trading. The Reporting Persons believe that the Issuer should take appropriate action to cause the discount to net asset value to be eliminated or substantially reduced. The Reporting Persons intend to engage in discussions with management and the Board of the Issuer about possible ways to reduce the discount. The Reporting Persons reserve the right to take any action they deem appropriate related to this issue.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review his/its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuers financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to his/its investment in the Issuer as he/it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 32,400,000 Shares outstanding as of July 12, 2005, as reported in the Issuer's Form DEF 14A filed with the Securities and Exchange Commission on August 12, 2005. An affiliate of WILLC, Western Investment Institutional Partners LLC (WIIP), acquired shares of FVD prior to 8/4/2005, and on 11/28/2005, sold all shares to WIAP, as noted in Schedule A.

As of the close of business on December 9, 2005, WIHP, WITR, WIAP, BPIP, and BPP beneficially owned 857,010, 138,100, 276,065, 660,500, and 200,300 Shares, respectively, representing 2.6%, 0.4%, 0.9%,
2.0%, and 0.6%, respectively, of the Shares outstanding. WILLC beneficially owned 1,271,175 Shares, constituting approximately 3.9%
of the Shares outstanding. Mr. Lipson beneficially owned 1,272,175 Shares, constituting approximately 3.9% of the Shares outstanding.

As the general partner or managing member, as the case may be, of WIHP, WITR, and WIAP, WILLC may be deemed to beneficially own the 1,271,175 Shares beneficially owned in the aggregate by WIHP, WITR, and WIAP.
As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 1,271,175 Shares beneficially owned by WILLC. As the managing member of BPIP, BPM may be deemed to beneficially own the 660,500 Shares beneficially owned by BPIP. As the managing members of BPM, Messrs. Franzblau, Ferguson and Dunmire may be deemed to beneficially own the 660,500 Shares owned by BPM. As the managing member of BPP, PPNW may be deemed to beneficially own the 200,300 Shares beneficially owned by BPP. As the officers of PPNW, Messrs. Ferguson and Dunmire may be deemed to beneficially own the 200,300 Shares beneficially owned by PPNW.

(b) Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by WIHP, WITR, and WIAP by virtue of their respective positions as described in paragraph (a). Neither WILLC, Mr. Lipson, WIHP, WITR nor WIAP has voting or dispositive control over the Shares held by BPIP, BPP, BPM, PPNW, Mr. Franzblau, Mr. Ferguson or Mr. Dunmire.

Each of BPM, Mr. Franzblau, Mr. Ferguson and Mr. Dunmire is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by BPIP by virtue of their respective positions as described in paragraph (a). Neither BPIP, BPM nor Mr. Franzblau has voting or dispositive control over the Shares held by the other Reporting Persons. Neither Mr. Ferguson nor Mr. Dunmire has voting or dispositive control over the Shares held by the other Reporting Persons, with the exception of BPP and PPNW.

Each of PPNW, Mr. Ferguson and Mr. Dunmire is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by BPP by virtue of their respective positions as described in paragraph (a). Neither BPP nor PPNW has voting or dispositive control over the Shares held by the other Reporting Persons. Neither Mr. Ferguson nor Mr. Dunmire has voting or dispositive control over the Shares held by the other Reporting Persons, with the exception of BPIP and BPM.

(c) Schedule A annexed hereto lists all transactions by the Reporting Persons in the Issuer's Common Stock during the past sixty days. All of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 12, 2005, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


1.  Joint Filing Agreement by and among Western Investment
LLC, Arthur D. Lipson, Western Investment Hedged Partners LP,
Western Investment Total Return Master Fund LTD, Western Investment Activism Partners LLC, Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C., Benchmark Plus Management, L.L.C., Paradigm Partners, N.W., Inc., Scott Franzblau, Robert Ferguson and Michael Dunmire, dated December 12, 2005.








                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 12, 2005

                       WESTERN INVESTMENT L L C

                       By: /s/ Arthur D. Lipson, Sole Member

                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment L L C,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       By: /s/ Arthur D. Lipson
                           ___________________
                            ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member


                       By: /s/ Robert Ferguson, Managing Member


                       By: /s/ Michael Dunmire, Managing Member



                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: /s/ Scott Franzblau, Managing Member


                       By: /s/ Robert Ferguson, Managing Member


                       By: /s/ Michael Dunmire, Managing Member



                       By: /s/ Scott Franzblau
                           ___________________
                             SCOTT FRANZBLAU

                       By: /s/ Robert Ferguson
                           ___________________
                             ROBERT FERGUSON

                       By: /s/ Michael Dunmire
                           ___________________
                             MICHAEL DUNMIRE



                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Paradigm Partners, N.W., Inc.,
                       its Managing Member

                       By: /s/ Robert Ferguson, Principal


                       By: /s/ Michael Dunmire, Principal



                       PARADIGM PARTNERS, N.W. INC.

                       By: /s/ Robert Ferguson, Principal


                       By: /s/ Michael Dunmire, Principal



                       By: /s/ Robert Ferguson
                           ___________________
                             ROBERT FERGUSON

                       By: /s/ Michael Dunmire
                           ___________________
                             MICHAEL DUNMIRE













                           SCHEDULE A

           Transaction Code    Quantity    Trade Date    Price
WIHP        Buy                  5,000     10/04/2005     $14.9148
            Buy                 14,100     10/05/2005     $14.7670
            Buy                  4,900     10/06/2005     $14.5947
            Buy                 23,100     10/07/2005     $14.5602
            Buy                  6,500     10/10/2005     $14.4974
            Buy                 26,900     10/11/2005     $14.4817
            Buy                  8,300     10/12/2005     $14.3402
            Buy                 21,800     10/13/2005     $14.2446
            Buy                 24,900     10/14/2005     $14.2795
            Buy                 29,500     10/17/2005     $14.3671
            Buy                 12,600     10/18/2005     $14.3523
            Buy                    800     10/18/2005     $14.3885
            Buy                 14,000     10/19/2005     $14.3654
            Buy                  3,300     10/19/2005     $14.3791
            Buy                  6,600     10/20/2005     $14.4543
            Buy                    600     10/20/2005     $14.4400
            Buy                 25,800     10/21/2005     $14.3850
            Buy                    900     10/21/2005     $14.4063
            Buy                 15,600     10/24/2005     $14.5251
            Buy                 15,000     10/24/2005     $14.4904
            Buy                  2,300     10/25/2005     $14.5085
            Buy                 14,200     10/25/2005     $14.5082
            Buy                 19,900     10/26/2005     $14.5425
            Buy                  4,500     10/27/2005     $14.4653
            Buy                  6,300     10/28/2005     $14.5353
            Buy                 29,100     10/28/2005     $14.5661
            Buy                  5,300     10/31/2005     $14.7408
            Buy                 27,600     10/31/2005     $14.7293
            Buy                  3,100     11/01/2005     $14.6755
            Buy                 22,500     11/02/2005     $14.7362
            Buy                  2,900     11/02/2005     $14.8251
            Buy                  7,000     11/03/2005     $14.8816
            Buy                  4,600     11/03/2005     $14.8915
            Buy                 11,100     11/04/2005     $14.7955
            Buy                 19,200     11/07/2005     $14.8976
            Buy                    100     11/08/2005     $14.9185
            Buy                  8,000     11/08/2005     $14.8701
            Buy                 30,100     11/09/2005     $14.9449
            Buy                  3,500     11/09/2005     $14.9644
            Buy                    500     11/10/2005     $15.0285
            Buy                 61,400     11/10/2005     $14.9629
            Buy                  2,600     11/11/2005     $15.0677
            Buy                 19,000     11/11/2005     $15.0445
            Buy                  2,200     11/14/2005     $15.0564
            Buy                  1,100     11/14/2005     $15.0749
            Buy                    400     11/16/2005     $15.0285
            Buy                 18,900     11/16/2005     $14.9968
            Buy                 25,300     11/17/2005     $15.0634
            Buy                  6,060     11/17/2005     $15.0655
            Buy                  2,300     11/30/2005     $15.3290
            Buy                 27,000     11/30/2005     $15.3100
            Buy                 32,900     12/01/2005     $15.3527
            Buy                 45,000     12/02/2005     $15.3907
            Buy                 70,000     12/05/2005     $15.4127
            Buy                  4,300     12/05/2005     $15.3563


WIIP        Sell*               61,550     11/28/2005     $15.2300


WITR        Buy                  4,500     11/15/2005     $15.0987
            Buy                 22,500     11/15/2005     $15.0652
            Buy                 30,700     11/18/2005     $15.1105
            Buy                  3,300     11/18/2005     $15.1382
            Buy                 21,500     11/21/2005     $15.1977
            Buy                  7,700     11/21/2005     $15.1995
            Buy                 47,900     11/22/2005     $15.2399


WIAP        Buy*                61,550     11/28/2005     $15.2300
            Buy                  3,900     11/30/2005     $15.3290
            Buy                 26,900     11/30/2005     $15.3100
            Sell                 1,600     11/30/2005     $15.2988
            Buy                 35,800     12/01/2005     $15.3527
            Sell                 2,900     12/01/2005     $15.4062
            Buy                 45,700     12/02/2005     $15.3907
            Sell                   385     12/02/2005     $15.4052
            Buy                  4,400     12/05/2005     $15.3563
            Buy                  2,300     12/05/2005     $15.3985
            Buy                 79,700     12/05/2005     $15.4127
            Sell                 7,000     12/05/2005     $15.3951
            Buy                  7,900     12/06/2005     $15.4142
            Buy                    500     12/06/2005     $15.4585
            Sell                 4,200     12/06/2005     $15.4214
            Buy                    300     12/07/2005     $15.3217
            Sell                 6,800     12/07/2005     $15.3053
            Sell                   600     12/08/2005     $15.3400
            Buy                 30,600     12/09/2005     $15.3349


BPP         Buy                 11,400     10/03/2005     $14.8815
            Buy                  3,900     10/04/2005     $14.9148
            Buy                  4,900     11/28/2005     $15.3016
            Buy                 33,600     12/06/2005     $15.4380


BPIP        Buy                 29,300     10/03/2005     $14.8815
            Buy                 10,000     10/04/2005     $14.9148
            Buy                  4,300     11/23/2005     $15.2323
            Buy                  3,300     11/25/2005     $15.2879
            Buy                 45,500     12/07/2005     $15.3289
            Buy                 40,600     12/08/2005     $15.3110


            * The 61,550 share transaction on 11/28/2005 was a
              cross trade between affiliates.

WILLC            NONE

BPM              NONE

PPNW             NONE

Mr. Lipson  Buy                  1,000     12/02/2005     $15.4200


Mr. Franzblau    NONE

Mr. Dunmire      NONE

Mr. Ferguson     NONE











                   JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated December 12, 2005(including further amendments thereto) with respect to the Common Stock of First Trust Value Line (R) Dividend Fund. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.


Dated:      December 12, 2005

                       WESTERN INVESTMENT L L C

                       By: /s/ Arthur D. Lipson, Sole Member


                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment L L C,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD.
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member




                       By: /s/ Arthur D. Lipson
                           ____________________
                             ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member


                       By: /s/ Robert Ferguson, Managing Member


                       By: /s/ Michael Dunmire, Managing Member



                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: /s/ Scott Franzblau, Managing Member


                       By: /s/ Robert Ferguson, Managing Member


                       By: /s/ Michael Dunmire, Managing Member



                       By: /s/ Scott Franzblau
                           ___________________
                             SCOTT FRANZBLAU

                       By: /s/ Robert Ferguson
                           ___________________
                             ROBERT FERGUSON

                       By: /s/ Michael Dunmire
                           ___________________
                             MICHAEL DUNMIRE




                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Paradigm Partners, N.W., Inc.,
                       its Managing Member

                       By: /s/ Robert Ferguson, Principal


                       By: /s/ Michael Dunmire, Principal



                       PARADIGM PARTNERS, N.W. INC.

                       By: /s/ Robert Ferguson, Principal


                       By: /s/ Michael Dunmire, Principal




                       By: /s/ Robert Ferguson
                           ___________________
                             ROBERT FERGUSON

                       By: /s/ Michael Dunmire
                           ___________________
                             MICHAEL DUNMIRE